1 News Release NEXA RESOURCES S.A. REPORTS VOTING RESULTS FROM ANNUAL AND EXTRAORDINARY GENERAL MEETINGS Luxembourg, June 25, 2026 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces that the Annual General Meeting of the Shareholders and the Extraordinary General Meeting of the Shareholders were successfully held today at its registered office. A total of 93,445,211 shares were voted at the Annual General Meeting of the Shareholders and at the Extraordinary General Meeting of the Shareholders, representing 70.56% of the overall votes attached to outstanding shares. Shareholders voted in favor of all proposed resolutions, as follows: Resolution - AGM % For % Withheld 1. Approve Annual Accounts 2025 100.00% 0.00% 2. Approve Consolidated Financial Statements 2025 100.00% 0.00% 3. Approve the share premium reimbursement and carry forward the loss for the year 2025 100.00% 0.00% 4. Grant discharge to all Board members 100.00% 0.00% 5. Reelect Board members: Flavio Aidar 93.30% 6.70% Jaime Ardila 93.30% 6.70% Gianfranco Castagnola 99.83% 0.17% Daniella Dimitrov 99.45% 0.55% Paulo De Moraes Macedo 99.83% 0.17% Luis Ermírio De Moraes 93.30% 6.70% Hilmar Rode 100.00% 0.00% Edward Ruiz 100.00% 0.00% Jane Sadowsky 99.57% 0.43% 6. Remuneration of Board members 99.96% 0.04% 7. Appointment of PricewaterhouseCoopers LLP as statutory auditor 99.84% 0.16% Resolution - EGM % For % Withheld 8. Authorized Share Capital: Renew the authorization of the Board of Directors to increase the issued share capital 92.54% 7.46% Increase the authorized share capital, and consequently amend article 5.7 of the Articles of Association 93.23% 6.77% Approve the authorization of the Board to limit or cancel placing preferential rights in the context of any increase, and consequently amend article 5.10 of the Articles of Association 0.89% 99.11% 9. Approve the amendment of article 11.1 of the Articles of Association 99.96% 0.04% 10. Approve the amendments of articles 6.1, 13.4, 13.10 and 13.13 of the Articles of Association 99.94% 0.06% Mentioned percentages do not consider abstention votes, excluded from the calculation of votes cast. 2 Following the votes, the Annual General Meeting approved a share premium reimbursement to each shareholder of the Company amounting to approximately US$17.5 million in total, on a pro rata basis of approximately US$0.132136 per common share. The reimbursement is anticipated to be paid on August 11, 2026, to shareholders of record as of July 28, 2026. Detailed voting results are also available on EDGAR www.sec.gov and SEDAR+ www.sedar.ca. About Nexa Nexa is a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso) and one open-pit mine in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas. Cautionary Statement on Forward-Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, as well as forward-looking information within the meaning of applicable Canadian securities legislation, including National Instrument 51-102 (collectively, "forward-looking statements"). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “would,” “could”, “should”, “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts”, “targets”, outlook”, “guidance”, “potential”, “project”, and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among others, volatility in zinc, copper, lead, silver and gold prices, by-product credits and treatment charges; exchange rate fluctuations, particularly in the Brazilian real and Peruvian sol against the U.S. dollar; availability and cost of critical inputs, including energy, transportation and labor; operational and health, safety and engineering risks inherent to underground and open-pit mining and zinc smelting, including process safety events, equipment failures and fires at smelting facilities; tailings storage facility integrity and management; community opposition, social license disruptions and blockades affecting access to our operations; labor disputes and relations with our workforce and with local communities; cybersecurity incidents and disruptions to information technology systems; execution risk on capital projects, and the risk that capital projects are not completed within expected timelines or budgets; political, regulatory, fiscal and institutional developments in Peru, Brazil and Luxembourg, and broader geopolitical developments, including trade restrictions, tariff changes and policy shifts affecting cross-border commerce, supply chains and capital markets; permitting, environmental regulation, and changes in mining legislation, taxation or government policies; physical climate risk, including the increasing severity and frequency of weather events, and transition risks associated with the global energy transition and decarbonization, including the risk of failing to meet announced sustainability and emissions targets; outbreaks of contagious or infectious diseases, pandemics, or other public health crises; the activities of competitors and global and regional economic conditions; and risks relating to ongoing or future regulatory matters or investigations involving the Company, its operations or customers, and any related impacts on our financial statements. The occurrence of one or more of these factors may materially impact our results of operations and the assumptions underlying our forward-looking statements. 3 Certain forward-looking statements are based on third-party data and market forecasts, which may not be accurate or current. Nexa does not guarantee such external data and assumes no obligation to update it except as required by law. Material factors and assumptions on which our forward-looking statements are based include, among others: that demand for our products develops as expected; that customers and counterparties perform their contractual obligations; that operations are not disrupted by mechanical failures, supply constraints, labor disturbances, transportation or utility interruptions or adverse weather; that capital projects are executed within expected timelines and budgets; and that there are no material adverse variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, nor material differences between estimated mineral reserves and mineral resources and actual recovered amounts, beyond those reflected in any specific assumptions disclosed in the materials accompanying this document. Forward-looking statements speak only as of the date on which they are made, and Nexa undertakes no obligation to update or revise any forward-looking statement, except as required by applicable law. Further information regarding risks and uncertainties associated with these forward-looking statements, and the assumptions, parameters and methods used to estimate our mineral reserves and mineral resources under National Instruments 43-101, can be found in Nexa’s annual report on Form 20-F and in other public disclosures available on our website and filed with the SEC on EDGAR (www.sec.gov), with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca). For further information, please contact: Investor Relations Team ir@nexaresources.com